Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

02 MAR 29 AM 8:

SUPPL

To:	Division of Corporation Finance		
Firm:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
Contact name:	[redacted] ak Information Centre	Phone: Fax:	(48 76) 84 78 280 (48 76) 84 78 205
	provided to required statutory authorities		
	02028118	Date:	28 March 2002
	Number of pages (including this one):		1

Current report 17/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 27 March 2002 the Inspector of Treasury Audits of the Treasury Audits Office (UKS) in Wrocław, Legnica Branch, as a result of a tax audit conducted for the year 2000, issued 12 decisions with respect to the amount of VAT tax owed for specific months of 2000.
The total amount of tax owed, together with penalties and default interest, was set at PLN 47 065.6 thousand
The Company is appealing these decisions, as the additional tax imposed has absolutely no material or legal basis.

Legal basis:
(§81, section 1, point 2 of the Securities Act of 21 August 1997 – Dz.U. Nr 118, poz.754 with later changes)

PROCESSED
APR 10 2002
THOMSON FINANCIAL

PREZES ZARZĄDU
Stanisław Speczik

KGHM Polska Miedź S.A.
Wojciech Marciniak
DYREKTOR DEPARTAMENTU WSPÓŁPRACY Z INWESTORAMI

dlw 3/29

Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Head Office Information Centre	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*
	Announcement also provided to required statutory authorities		
		Date:	*29 March 2002*
	Number of pages (including this one):		*1*

Current report 18/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 19 March 2002 an increase in share capital was registered at the Regional Court for Wrocław Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations for the company Energetyka sp. z o.o. with registered head office in Lubin (a subsidiary of KGHM Polska Miedź S.A.).
The capital of Energetyka sp. z o.o. was increased by PLN 545.9 thousand. All shares in the increased capital were obtained by KGHM Polska Miedź S.A., covered by a non-cash contribution valued at PLN 545.8 thousand and by cash in the amount of PLN 0.1 thousand.
The net value of assets transferred in the form of a contribution in kind in the accounts of KGHM Polska Miedź S.A. on the date of transfer amounted to PLN 440.8 thousand. The assets were not adjusted by revaluation.
The share capital of Energetyka sp. z o.o. following registration amounts to PLN 63 264.6 thousand and is divided into 632 646 shares with a value of PLN 100 each.
100% of the shares are owned by KGHM Polska Miedź S.A.
The total number of votes arising from all issued shares after registration of this change in share capital is 632 646 votes.

KGHM Polska Miedź S.A.
Wojciech Marciniak
DYREKTOR DEPARTAMENTU RELACJI Z INWESTORAMI

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569)

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)